Contact

www.linkedin.com/in/john-j-lee-jr-2986764 (LinkedIn)
www.mystreme.com (Company)

Top Skills

New Media

Television

Entertainment

Publications

Fulfilling Relationships

The Producer's Business Handbook

Regular column editor

John J. Lee Jr.

Executive Chairman of ONEDOOR STUDIOS LLC

Santa Barbara

Summary

Advances in consumer video consumption and related technologies are coming so fast that the optimal winning strategy for providers is to deliver now what global audiences will want next year. Video audiences, streamers, content providers, advertisers and related stakeholders are in the midst of an exalting transformation. It's a thrilling, imposing privilege to be a MyStreme team member.

Successfully led the vision, launch and/or expansion of five entertainment/media entities. Provided strategy, business, funding and/or distribution services for twenty-three studio released motion pictures, television network series and specials, with combined production costs of approximately $470 million and global rights earnings to-date exceeding $4 billion.

Currently
Executive Chair of MyStreme LLC and Co-Managing Director of OneDoor Studios LLC/Calculated Development LLC.

Primary author of "The Producer's Business Handbook," a best-selling professional media reference and text, now in its fourth edition, in multiple languages and published by Routledge.

Solid Foundation
My successes in business, especially media and entertainment are largely due to two generous, brilliant mentors who deftly included me in helping medium to large business CEOs and boards overcome financial, organizational or marketing and sales challenges, often providing what appeared miracle-class solutions. From them I learned the analysis, strategy and team-building basics of what they mastered throughout their careers. I still gratefully stand on their shoulders and in their shadows.

Life Avocations

I love everything about entertainment, media and its global application. It is my principle play. I also study, write and produce. With my sweetheart we support women and children humanitarian projects, frolic with our children and grandchildren--and surf.

IMDb biography: https://www.imdb.com/name/nm10456196/bio?ref_=nm_ov_bio_sm

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Experience

ONEDOOR STUDIOS LLC
Executive Chairman
July 2018 - Present (3 years 11 months)
Santa Barbara, California

Leading the global distribution and finance of in-house and client motion pictures and series. Directing the motion picture franchise development of the Calculated book series from within 1DS's SPE: Calculated Development LLC.

Calculated Development LLC
Executive Chairman
November 2020 - Present (1 year 7 months)
Santa Barbara, California, United States

A global motion picture franchise.

MyStreme
Executive Chair & Co-Founder
March 2020 - Present (2 years 3 months)
Santa Barbara, California, United States

Entertainment Strategy
Managing Director
August 2011 - Present (10 years 10 months)
Santa Barbara

Leads Internet Television (iTV) planning, architecture and strategy. Participates in content acquisition, financing, development, production and global distribution.

Simple Little Stories
Co-Managing Director
July 2015 - March 2020 (4 years 9 months)

Santa Barbara, CA

Develops, produces, sets-up and oversees global exploitation of must-see motion pictures for global audiences, maximizing brand impact and income.

Whistling Woods International

Dean

July 2008 - August 2011 (3 years 2 months)

Mumbai, Film City, India

Provided academic leadership and aggressive growth of Asia's largest entertainment and media college, with over 500 students, 50 faculty and 10 departments, including India's first Media and Entertainment MBA, complete filmmaking general and specialization Film Studies and Practicum, and School of Animation. Steadily increased student population, quality and achievements, contributed to WWI ranking in Top 10 world class standing, engaged major global affiliate university and college partnerships (including student and faculty exchanges, co-productions and joint program funding initiatives), improved department curricula and matured operations. In addition to new technology research and several international presentations, taught some MBA and Producer classes, authored many motion picture industry articles and co-authored the 3rd Edition of The Producer's Business Handbook.

iCommunication Dynamics, LLC

CEO

October 2005 - July 2008 (2 years 10 months)

Leesburg, VA

iCommunication Dynamics (iCD) develops internet transmission technologies for heavy bandwidth media, especially for television/radio/video/music.
All present open internet delivery systems are point-to-single-point "unicasting" that cannot scale to large concurrent television-sized audiences, and cost more than present revenue models. iCD's core technology is "IMRS" (pronounced "immerse") – Interactive, Multicast, Reliable and Secure. IMRS transmits to virtually unlimited audience sizes and eliminates up to 95% of current internet transmission expense.

i.TV Incorporated

CEO

November 2004 - May 2008 (3 years 7 months)

Camarillo, CA - Leesburg, VA

Developed the concept of online television and entertainment schedule to bridge with coming Internet Television Systems. Sold i.TV that has become the leading TV and movie guide for iPhone and iPod touch. 2005 - June 2008

Entertainment Business Group
CEO
September 1999 - June 2005 (5 years 10 months)
Camarillo, CA

Founded and led an average 2X revenue growth per year motion picture and television script development, finance and distribution services entity. Participated in the development, production and/or distribution services for six motion pictures. Published entertainment industry articles, taught several workshops and participated on industry panels.

BYU Film School
Faculty
January 1996 - January 1999 (3 years 1 month)
Provo, UT

Established the Business of Film curriculum, taught the Business of Film courses, and Intermediate Screenwriting. Team-taught Introduction to Film and Basic Media Production. Advised student productions. Set up and directed a highly successful intern and graduate career placement program. Also authored "The Producer's Business Handbook," currently in its third edition and a best seller in its category.

Robideaux Entertainment and Air Outdoor
Business Affairs
January 1995 - January 1996 (1 year 1 month)
Spokane, WA

Directed their motion picture development and production, national media planning and buying, and led the launch of Air Outdoor, a motion picture spectacle (buildings, truck and aircraft) outdoor advertising entity

Times Mirror Cable Television
Advertising Sales Director
January 1993 - January 1995 (2 years 1 month)
Irvine, CA

Trained and supported the national cable systems' ad sales units; created and media-planned advertising campaigns - one winning the '94 CAB Grand Prize; assisted the value-preparation of the cable system's imminent sale to Cox Communications

Impression Delivery Corporation
Chair of Executive Committee and Sr. Vice President
January 1991 - January 1993 (2 years 1 month)
Carlsbad, CA

Team leader in the vision, planning, execution, primary ad sales and launch of this direct broadcast satellite, ad supported, television network, subsequently acquired by CapCities

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Education

Brooks Institute, Santa Barbara, CA
Master of Science - MS, Arts, Entertainment, and Media Management · (2005)

Santa Barbara City College
Business Administration and Management, General · (1967 - 1968)

Allan Hancock College
 · (1966 - 1967)